UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

________________

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 9, 2011

________________

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Company Announcement

8 December 2011

Trading in Novo Nordisk shares by board members, executives and associated persons on 7 December 2011 and on 8 December 2011

In accordance with Section 28a of the Danish Securities Trading Act, Novo Nordisk is required on a daily basis to publish trading in and transfers of Novo Nordisk shares by the company’s board members, executives and their associated persons as reported by those persons to Novo Nordisk.

Please find below a statement of such trading in and transfers of shares issued by Novo Nordisk.

The below reporting relates to shares purchased under a general employee share saving programme. The binding offer to the employees was made on 25 October 2010, and the period in which the employees could accept the offer was 28 October – 10 November 2010. The savings made by the employees were converted into Novo Nordisk B shares at the market price on 7 December 2011.

Name	Ulrik Hjulmand-Lassen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Company Announcement no 77 / 2011				Page 1 of 5

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Name	Anne Marie Kverneland
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Name	Søren Thuesen Pedersen
Reason for reporting	Member of the Board of Directors
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Name	Jesper Brandgaard
Reason for reporting	Chief Financial Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Company Announcement no 77 / 2011				Page 2 of 5

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

Name	Lise Kingo
Reason for reporting	Chief of Staffs
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Name	Kåre Schultz
Reason for reporting	Chief Operating Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Name	Mads Krogsgaard Thomsen
Reason for reporting	Chief Science Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Purchase of shares
Date of transaction	7 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	35 shares
Total value of transaction	DKK 22,337

Company Announcement no 77 / 2011				Page 3 of 5

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

The below transaction is not a sale but a transfer from an executive, of a private nature.

Name	Kåre Schultz
Reason for reporting	Chief Operation Officer
Financial instrument and ID code	Novo Nordisk B DK006010261
Type of transaction	Transfer from an executive
Date of transaction	8 December 2011
Place of transaction	NASDAQ OMX Copenhagen
Volume of transaction	21,330 shares
Total value of transaction	DKK 13,555,215

Definitions and background information:

Publication

Publication shall take place the day after Novo Nordisk receives sufficient information on the trading. Publication is only required when the total amount of transactions of a specific board member/executive and his/her associated persons in any one calendar year has reached 5,000 euros.

Who are board members, executives and associated persons?

Board members and executives are members of the Board of Directors and Executive Management, respectively, of Novo Nordisk A/S. Associated persons are defined as the following persons associated to a board member/executive: 1) spouse or cohabitant, 2) children under the age of 18 years, 3) relatives defined as brothers, sisters, parents, grandparents etc, children, grandchildren etc who have shared the same household with a board member/executive for at least one year, and 4) any legal person, including a company, a foundation or a partnership, which is controlled directly or indirectly by a board member/executive and/or a person mentioned in 1)–3), or to which a board member/executive and/or a person mentioned in 1)–3) has managerial responsibilities or economic interests substantially equivalent to the legal person.

What is trading/transaction?

Trading is any kind of transaction, including shares purchased or otherwise acquired, shares sold or otherwise disposed, gifts, mortgages and grants and exercise of options, but not heritage.

What is financial instrument and ID code?

Financial instrument includes shares listed on the NASDAQ OMX Copenhagen and ADRs listed on New York Stock Exchange, except for ADRs held in 401(k) retirement plan by US-based employees. The ID code is the code (ISIN DK006010261) of the Novo Nordisk share on the NASDAQ OMX Copenhagen or the code (NVO) on New York Stock Exchange.

Company Announcement no 77 / 2011				Page 4 of 5

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

What is date and place of transaction?

Date of transaction is the actual transaction date. The place of transaction is the actual place of transaction, ie NASDAQ OMX Copenhagen or New York Stock Exchange.

What is volume and value of transaction?

The volume of transaction is the number of shares (of DKK 1 nominal value) or other financial instruments traded. The transaction value is the number of shares traded multiplied by the transaction price. The exchange rate of the Danish Central Bank (Nationalbanken) on the date of transaction is used for calculating the transaction value in DKK in case of ADRs listed on New York Stock Exchange.

Novo Nordisk is a global healthcare company with 88 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 32,500 employees in 74 countries, and markets its products in 179 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information:

Media:	Investors:

Katrine Rud von Sperling	Klaus Bülow Davidsen
Tel: (+45) 4442 6718	Tel: (+45) 4442 3176
krsp@novonordisk.com	klda@novonordisk.com

Frank Daniel Mersebach
Tel: (+45) 4442 0604
fdni@novonordisk.com

Lars Borup Jacobsen
Tel: (+45) 3075 3479
lbpj@novonordisk.com
In North America:
Ken Inchausti	Jannick Lindegaard
Tel: (+1) 609 514 8316	Tel: (+1) 609 786 4575
kiau@novonordisk.com	jlis@novonordisk.com

Company Announcement no 77 / 2011				Page 5 of 5

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR no: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: December 9, 2011	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer